U.S. Securities and Exchange Commission
Washington, D.C. 20549

04021259

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

For 3/26/04
Current Report on Form 8-K Series 2004-QA1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 26th day of March 2004.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

Residential Accredit Loans Inc.
(Registrant)

By:
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By:

(Name)

New Issue Computational Materials

$200,269,000 (approximate)

RALI Series 2004-QA1 Trust
Mortgage Asset-Backed Pass-Through Certificates, Series 2004-QA1

Residential Accredit Loans, Inc.
Depositor

Residential Funding Corporation
Mortgage Loan Seller

Residential Funding Corporation
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of February 1, 2004

March 11, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RALI Series 2004-QA1 Trust

Certificate Information to 10% Optional Clean-Up Call

Class	Certificate Size (1)	Ratings Moody's/S&P	CE Levels	Pass-Thru Rate	Window (mos)	WAL (yrs)	Certificate Type
	Offered	**Certificates**					
A-I	$131,044,000	Aaa/AAA	4.20% (2)	LIBOR (3)(8)	1-91	2.9	Senior
A-II	$60,813,000	Aaa/AAA	4.20% (2)	LIBOR (4)(8)	1-91	2.9	Senior
M-1	$4,206,000	Aa2/AA	2.10% (2)	LIBOR (5)(8)	37-91	5.0	Mezzanine
M-2	$3,104,000	A2/A	0.55% (2)	LIBOR (6)(8)	37-91	4.9	Mezzanine
M-3	$1,102,000	Baa2/BBB	0.00% (2)	LIBOR (7)(8)	37-65	3.8	Mezzanine

NOTES:

- Prepayment Pricing Speed Assumption is 25% CPR
- Certificates are subject to a variance of +/- 10%
- Certificates will settle flat and accrue interest on a 30/360 basis
- See Exhibit III for yield tables run to the 10% Call.

(1) The Class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

(2) Credit enhancement for the Certificates will be provided by a combination of subordination, OC and excess spread all as more fully *described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal* 0.00% as of the Cut-Off Date. Beginning on the Distribution Date in October 2004, all excess spread will be applied to pay principal, in order to create OC up to an OC Target, expected to be approximately 0.35% of the Cut-Off Date unpaid principal balance of the related mortgage loans.

(3) The Pass-Through Rate for the Class A-I Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Group I Net Rate Cap. The Group I Net Rate Cap will equal the weighted average of the net rates on the Group I mortgage loans. On the second Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class A-I Certificates will increase to 2 times the original margin.

(4) The Pass-Through Rate for the Class A-II Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Group II Net Rate Cap. The Group II Net Rate Cap will equal the weighted average of the net rates on the Group II mortgage loans. On the second Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class A-II Certificates will increase to 2 times the original margin.

(5) The Pass-Through Rate for the Class M-1 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the second Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-1 Certificates will increase to 1.5 times the original margin.

(6) The Pass-Through Rate for the Class M-2 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the second Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-2 Certificates will increase to 1.5 times the original margin.

(7) The Pass-Through Rate for the Class M-3 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the second Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-3 Certificates will increase to 1.5 times the original margin.

(8) The holders of the Class A and Class M Certificates will be entitled to the benefit of Yield Maintenance Agreements (as described more fully herein) purchased with respect to the Mortgage Loans. See Yield Maintenance Agreements below.

THE GROUP I MORTGAGE LOANS

- The Group I Mortgage Loans consist of conventional, one- to four-family, hybrid, first lien mortgage loans which had principal balances at origination which were less than or equal to the conforming balance. Such loans are briefly described in the table below and more fully described in Exhibit II.

- All of the Group I Mortgage Loans were generally originated in accordance with the underwriting guidelines for RFC which will be more fully described in the prospectus supplement.

- As of the Cut-Off Date, all of the Group I Mortgage Loans with an LTV over 80% have primary mortgage insurance coverage.

- Approximately 2% of the Group I Mortgage Loans provide for a payment of a prepayment premium during the first one to three years after origination. Any prepayment premiums will not be passed through to Certificateholders.

- All of the Group I Mortgage Loans secured by properties located in Georgia are not subject to the Georgia Fair Lending Act (GFLA) as enacted between October 1, 2002 and March 7, 2003.

- The information related to the Group I Mortgage Loans described herein is preliminary and is meant to reflect information as of February 1, 2004. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Group I Mortgage Loans and may cause a decrease in the aggregate principal balance of the Group I Mortgage Loans as reflected herein of up to 10%. Additional similar mortgage loans may be included. **Consequently, the information provided for the Group I Mortgage Loans is preliminary.**

[illegible]	% of Group I	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mo. to Roll
2/1 Hybrid - LIBOR	3.62%	5.382%	5.082%	357	3.250%	2.950%	2.000%	2.000%	11.382%	21
2/6 Hybrid –LIBOR	11.74%	5.185%	4.885%	358	3.250%	2.950%	1.978%	1.000%	11.181%	22
3/1 Hybrid - LIBOR	36.49%	5.096%	4.796%	358	3.250%	2.950%	2.000%	1.997%	11.096%	34
3/6 Hybrid – LIBOR	1.57%	5.137%	4.837%	358	3.250%	2.950%	2.687%	1.028%	11.149%	34
5/1 Hybrid – LIBOR	43.09%	5.552%	5.252%	358	3.250%	2.950%	4.991%	1.996%	10.597%	58
5/6 Hybrid – LIBOR	3.50%	5.859%	5.559%	358	3.250%	2.950%	4.951%	1.000%	10.884%	58
Totals:	**100%**	**5.341%**	**5.041%**	**358**	**3.250%**	**2.950%**	**3.400%**	**1.830%**	**10.895%**	**43**

THE GROUP II MORTGAGE LOANS

- The Group II Mortgage Loans consist of conventional, one- to four-family, hybrid, first lien mortgage loans which had principal balances at origination which were greater than the conforming balance. Such loans are briefly described in the table below and more fully described in Exhibit II.

- All of the Group II Mortgage Loans were generally originated in accordance with the underwriting guidelines for RFC which will be more fully described in the prospectus supplement.

- As of the Cut-Off Date, all of the Group II Mortgage Loans with an LTV over 80% have primary mortgage insurance coverage.

- Approximately 1% of the Group II Mortgage Loans provide for a payment of a prepayment premium during the first year after origination. Any prepayment premiums will not be passed through to Certificateholders.

- All of the Group II Mortgage Loans secured by properties located in Georgia are not subject to the Georgia Fair Lending Act (GFLA) as enacted between October 1, 2002 and March 7, 2003.

- The information related to the Group II Mortgage Loans described herein is preliminary and is meant to reflect information as of February 1, 2004. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Group II Mortgage Loans and may cause a decrease in the aggregate principal balance of the Group II Mortgage Loans as reflected herein of up to 10%. Additional similar mortgage loans may be included. **Consequently, the information provided for the Group II Mortgage Loans is preliminary.**

Group II Loan Description	% of Group II	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mo. to Roll
2/1 Hybrid - LIBOR	0.92%	5.000%	4.700%	358	3.250%	2.950%	2.000%	2.000%	11.000%	22
2/6 Hybrid –LIBOR	5.49%	5.307%	5.007%	358	3.250%	2.950%	2.000%	1.000%	11.307%	22
3/1 Hybrid - LIBOR	43.06%	5.121%	4.821%	358	3.250%	2.950%	2.000%	2.000%	11.121%	34
3/6 Hybrid – LIBOR	2.14%	5.134%	4.834%	358	3.250%	2.950%	1.619%	1.000%	11.134%	34
5/1 Hybrid – LIBOR	43.31%	5.494%	5.194%	358	3.250%	2.950%	4.953%	2.000%	10.494%	58
5/6 Hybrid – LIBOR	5.08%	5.768%	5.468%	358	3.250%	2.950%	5.000%	1.000%	10.768%	58
Totals:	**100%**	**5.325%**	**5.025%**	**358**	**3.250%**	**2.950%**	**3.423%**	**1.873%**	**10.841%**	**45**

Summary of Terms:

Depositor:	Residential Accredit Loans, Inc.
Mortgage Loan Seller:	Residential Funding Corporation
Master Servicer:	Residential Funding Corporation
Underwriter:	Bear, Stearns & Co. Inc.
Yield Maintenance Provider:	An entity rated AAA/Aaa by S&P and Moody's (which may include an affiliate of the Underwriter)
Trustee:	Deutsche Bank Trust Company Americas.
Rating Agencies:	Moody's Investors Service, Inc. and Standard & Poor's, a division of the McGraw-Hill Companies, Inc.
Cut-off Date:	March 1, 2004.
Settlement Date:	On or about March 30, 2004.
Distribution Date:	25th day of each month (or the next business day), commencing in April 2004
Optional Clean-Up Call:	The terms of the transaction allow for a termination of the trust and the Certificates at the option of the Master Servicer once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Registration:	The Class A-I, Class A-II, Class M-1, Class M-2 and Class M-3 Certificates will be available in book-entry form through DTC.
Denominations:	The Class A-I, Class A-II and Class M-1 Certificates are issuable in minimum denominations of $25,000. The Class M-2 and Class M-3 Certificates are issuable in minimum denominations of an original amount of $250,000.
Federal Tax Aspects:	REMIC (one or more)
ERISA Considerations:	The RFC exemption is expected to be available for the Class A-I Certificates, the Class A-II Certificates and the Class M Certificates. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The Class A-I Certificates, the Class A-II Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the related servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate, Master Servicing Fee Rate and Lender Paid Mortage Insurance Rate, if any.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for all of the Certificates will be the period from and including the preceding Distribution Date (or from the Settlement Date with respect to the first Distribution Date) to and including the day prior to the current Distribution Date. The Master Servicer will calculate interest on the Certificates on a 30/360 basis. The Certificates will settle flat on the Closing Date.

Principal Payments: The Class M-1, Class M-2 and Class M-3 Certificates will not receive any principal payments until on or after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A-I and the Class A-II Certificates is equal to zero.

On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A-I Certificates, the Class A-II Certificates and the Class M Certificates as described under the "Priority of Payments."

Credit Enhancement:

- Subordination: Initially, 4.20% for the Class A-I and the Class A-II Certificates, 2.10% for the Class M-1 Certificates, 0.55% for the Class M-2 Certificates and 0.00% for the Class M-3 Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

- Excess spread, which will initially be equal to approximately 387 bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Distribution Date in October 2004.

Interest Funds:	With respect to any Distribution Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan.
Principal Funds:	With respect to any Distribution Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan.
Current Interest:	For any Distribution Date and Class of Certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Class of Certificates immediately prior to such Distribution Date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer, and certain other shortfalls.
Interest Carryforward Amount:	As of any Distribution Date, generally equal to the sum of (i) the excess of (a) the Current Interest for a Class of Certificates with respect to prior Distribution Dates over (b) the amount actually distributed to such Class of Certificates with respect to interest on or after such prior Distribution Dates and (ii) interest thereon.
Principal Distribution Amount:	With respect to any Distribution Date, the related Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Distribution Date, the related Principal Funds for such Distribution Date.
Extra Principal Distribution Amount:	With respect to any Distribution Date, the lesser of (x) the related Net Monthly Excess Cashflow for such Distribution Date and (y) the sum of (1) the amount of Realized Losses on the mortgage loans during the prior calendar month and (2) the related Overcollateralization Deficiency Amount for such Distribution Date.
Net Monthly Excess Cashflow:	For any Distribution Date, the excess of (x) the Interest Funds for such Distribution Date over (y) the sum for such Distribution Date of the Current Interest for all Classes of Certificates and the Interest Carryforward Amount for the related Class A Certificates.
Overcollateralization Amount:	For any Distribution Date, the excess, if any, of (a) the aggregate Stated Principal Balance of the mortgage loans as of such Distribution Date (before taking into account Principal Funds for such Distribution Date) over (b) the Certificate Principal Balances of the Offered Certificates (before taking into account the payment of principal on such Certificates).
Overcollateralization Deficiency Amount:	For any Distribution Date, the amount, if any, by which the related Required Overcollateralization Amount exceeds the related Overcollateralization Amount on such Distribution Date. Prior to October 2004, the Overcollateralization Deficiency Amount will be zero.
Required Overcollateralization Amount:	Equal to 0.35% of the principal balance of the mortgage loans as of the Cut-off Date. As of March 1, 2004 the Overcollateralization Target Amount is expected to be approximately $700,000.

Subordination Percentage: With respect to each Class of Offered Certificates, the respective approximate percentage set forth in the table below:

Class	Percentage
A	90.90%
M-1	95.10%
M-2	98.20%
M-3	99.30%

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A-I and Class A-II Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in April 2007 and (y) the first Distribution Date for which the aggregate Certificate Principal Balance of the Class M Certificates plus the related Overcollateralization Amount divided by the aggregate Stated Principal Balance of the mortgage loans is greater than or equal to 9.10%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date on or after the Stepdown Date, exists if either (i) the average over the three immediately preceding Distribution Dates ending with such Distribution Date of a fraction, the numerator of which is the sum of the Stated Principal Balances of the mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties as of such Distribution Date, and the denominator of which is the sum of the Stated Principal Balances of the mortgage loans as of such Distribution Date, equals or exceeds 40% of a fraction, the numerator of which is the aggregate Certificate Principal Balance of the Class M Certificates plus the related Overcollateralization Amount and the denominator of which is the Stated Principal Balance of the mortgage loans as of such Distribution Date or (ii) the percentage of the cumulative losses on the mortgage loans as of such date of determination is greater than the applicable percentage listed below of the aggregate principal balance of the mortgage loans as of the closing date:

Months	Percentage
37 – 48	[0.50%]
49 – 60	[0.75%]
61 or greater	[1.00%]

Priority of Payments: On each Distribution Date, distributions on the Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) (a) From interest funds in respect of Loan Group I, to the holders of the Class A-I Certificates, the Current Interest and the Interest Carryforward Amount for such Class; and (b) from interest funds in respect of Loan Group II, to the holders of the Class A-II Certificates, the Current Interest and the Interest Carryforward Amount for such Class;
2) (a) From interest funds in respect of Loan Group I, to the holders of the Class A-II Certificates, the Current Interest and any Interest Carryforward

Amount for such Class to the extent not paid in clause 1(b) above; and (b) from interest funds in respect of Loan Group II, to the holders of the Class A-I Certificates, the Current Interest and any Interest Carryforward Amount for such Class to the extent not paid in clause 1(a) above;

3) To the holders of the Class M-1 Certificates, the Current Interest for such Class;
4) To the holders of the Class M-2 Certificates, the Current Interest for such Class; and
5) To the holders of the Class M-3 Certificates, the Current Interest for such Class.

Principal Distributions:

Principal will be distributed as follows to the extent of Principal Funds and the Extra Principal Distribution Amount:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) (a) From the Principal Distribution Amount the Class A-I Principal Distribution Amount to the holders of the Class A-I Certificates until the Certificate Principal Balance of such Class has been reduced to zero; and
(b) From the Principal Distribution Amount, the Class A-II Principal Distribution Amount to the holders of the Class A-II Certificates until the Certificate Principal Balance of such Class has been reduced to zero;
2) To the holders of the Class M-1 Certificates, the Principal Distribution Amount for both Loan Groups until the Certificate Principal Balance of such Class has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Principal Distribution Amount for both Loan Groups until the Certificate Principal Balance of such Class has been reduced to zero; and
4) To the holders of the Class M-3 Certificates, the Principal Distribution Amount for both Loan Groups until the Certificate Principal Balance of such Class has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) (a) From the Principal Distribution Amount, the Class A-I Principal Distribution Amount to the holders of the Class A-I Certificates until the Certificate Principal Balance of such Class has been reduced to zero; and
(b) From the Principal Distribution Amount, the Class A-II Principal Distribution Amount to the holders of the Class A-II Certificates until the Certificate Principal Balance of such Class has been reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-2 Certificates and the Class M-3 Certificates, in that order, their respective Class M Principal Distribution Amount for both Loan Groups until the Certificate Principal Balance of each such Class has been reduced to zero.

Net Monthly Excess Cashflow:

1) To the holders of the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class A-I and Class A-II Certificates any remaining Interest Carryforward Amount not paid under Interest Distributions above and any Allocated Realized Loss Amounts, in that order;
3) To the holders of the Class M-1 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such Certificates;
4) To the holders of the Class M-2 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such Certificates;
5) To the holders of the Class M-3 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount for such Certificates;
6) To the holders of the Class A-I Certificates, Class A-II Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order, any Basis Risk Shortfall Carryforward Amounts for such Certificates; and
7) To the holders of the Non-offered Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for such Distribution Date, the Principal Distribution Amount for such Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for such Distribution Date, the lesser of:

- the Principal Distribution Amount for that distribution date; and
- the excess, if any, of (A) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on such Distribution Date and (y) the excess of the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on such Distribution Date, over the Required Overcollateralization Amount.

Class A-I Principal Distribution Amount: With respect to any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group I Loans for such Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for such Distribution Date.

Class A-II Principal Distribution Amount With respect to any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group II Loans for such Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for such Distribution Date.

Principal Allocation Amount: With respect to any Distribution Date, the sum of (a) the Principal Funds for such Distribution Date and (b) the aggregate amount of Realized Losses on the mortgage loans in the calendar month preceding such Distribution Date, to the extent covered by Net Monthly Excess Cashflow for such Distribution Date; provided, that on any Distribution Date on which there is insufficient Net Monthly Excess Cashflow to cover all Realized Losses on the mortgage loans, in determining the Class A-I Principal Distribution Amount and the Class A-II Principal Distribution Amount, the available Net Monthly Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Mortgage Loans and the Group II Mortgage Loans, respectively.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for such Distribution Date, the remaining Principal Distribution Amount for such Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for such Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for such Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date) and (2) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on such Distribution Date and (y) the excess of the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on such Distribution Date, over the Required Overcollateralization Amount.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for such Distribution Date, the remaining Principal Distribution Amount for such Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for such Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for such Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for such Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (B) the

lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on such Distribution Date and (y) the excess of the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on such Distribution Date, over the Required Overcollateralization Amount.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for such Distribution Date, the remaining Principal Distribution Amount for such Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for such Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for such Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for such Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on such Distribution Date and (y) the excess of the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on such Distribution Date, over the Required Overcollateralization Amount.

Basis Risk Shortfall Carryforward Amount:

As of any Distribution Date and for all previous Distribution Dates not previously paid, the excess, if any of (a) the amount of Current Interest that such Class would have been entitled to receive had the applicable pass-through rate been calculated at a per annum rate equal to the lesser of (i) One-Month LIBOR plus the related Margin and (ii) 11.50% over (b) the amount of Current Interest on such Class calculated using a pass-through rate equal to the applicable Net Rate Cap for suchDistribution Date.

Realized Losses:

Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses:

Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, in reduction of the related Overcollateralization Amount, third, to the Class M-3 Certificates until their Certificate Principal Balance has been reduced to zero, fourth, to the Class M-2 Certificates until their Certificate Principal Balance is reduced to zero and, fifth, to the Class M-1 Certificates until their Certificate Principal Balance is reduced to zero.

Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class A-I Certificates until zero and Realized Losses on the Group II Mortgage Loans will be allocated to the Class A-II Certificates until zero.

Once Realized Losses have been allocated to the Class A Certificates or the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that Class of Certificates on that Distribution Date and any Allocated Realized Loss Amount for that Class remaining unpaid from the previous Distribution Date.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to yield maintenance agreements purchased with respect to the hybrid ARM mortgage loans. The Yield Maintenance Agreements are intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the related Net Rate Cap (the "Yield Maintenance Agreement").

On each Distribution Date (other than the Distribution Date in April, 2004), payments under the Yield Maintenance Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the respective strike rates for the 2-year hybrid, 3-year hybrid and 5-year hybrid mortgage loans, (ii) the lesser of (a) the aggregate principal balance of the 2-year hybrid, 3-year hybrid and 5-year hybrid mortgage loans, respectively, for such Distribution Date and (b) the notional balance based on certain prepayment speeds for the 2-year hybrid, 3-year hybrid and 5-year hybrid mortgage loans, respectively, on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- 2-year Hybrid Notional Balance: Months 2-22
- 3-year Hybrid Notional Balance: Months 2-34
- 5-year Hybrid Notional Balance: Months 2-58

See Exhibit I for a schedule of Mortgage Loan Notional Amounts by month

Exhibit I – Yield Maintenance Schedule

Date	2-year Hybrid Notional	2-year Hybrid Strike Rate	3-year Hybrid Notional	3-year Hybrid Strike Rate	5-Year Hybrid Notional	5-Year Hybrid Strike Rate
25-May-04	$24,590,312.93	4.634%	$79,164,118.99	4.504%	$92,600,332.58	4.955%
25-Jun-04	24,109,021.56	4.634	77,612,588.59	4.503	90,794,191.70	4.955
25-Jul-04	23,636,996.77	4.633	76,090,968.46	4.503	89,022,715.73	4.954
25-Aug-04	23,174,062.19	4.633	74,598,688.66	4.502	87,285,246.73	4.954
25-Sep-04	22,720,044.78	4.632	73,135,190.03	4.502	85,581,139.15	4.954
25-Oct-04	22,274,774.75	4.632	71,699,923.96	4.501	83,909,759.61	4.953
25-Nov-04	21,838,085.54	4.631	70,292,352.22	4.501	82,270,486.66	4.952
25-Dec-04	21,409,813.72	4.631	68,911,946.75	4.500	80,662,710.53	4.952
25-Jan-05	20,989,798.95	4.630	67,558,189.47	4.500	79,085,832.97	4.951
25-Feb-05	20,577,883.93	4.629	66,230,572.11	4.499	77,539,266.99	4.951
25-Mar-05	20,173,914.31	4.629	64,928,595.99	4.499	76,022,436.65	4.950
25-Apr-05	19,777,738.67	4.628	63,651,771.87	4.498	74,534,776.88	4.950
25-May-05	19,389,208.45	4.628	62,399,619.77	4.497	73,075,733.24	4.949
25-Jun-05	19,008,177.89	4.627	61,171,668.79	4.497	71,644,761.77	4.949
25-Jul-05	18,634,503.99	4.627	59,967,456.91	4.496	70,241,328.73	4.948
25-Aug-05	18,268,046.46	4.626	58,786,530.90	4.496	68,864,910.46	4.947
25-Sep-05	17,908,667.64	4.625	57,628,446.06	4.495	67,514,993.18	4.947
25-Oct-05	17,556,232.51	4.625	56,492,766.15	4.494	66,191,072.79	4.946
25-Nov-05	17,210,608.55	4.624	55,379,063.14	4.494	64,892,654.71	4.945
25-Dec-05	16,871,665.81	4.623	54,286,917.13	4.493	63,619,253.66	4.945
25-Jan-06	16,539,276.73	5.018	53,215,916.18	4.492	62,370,393.54	4.944
25-Feb-06	0.00	na	52,165,656.14	4.492	61,145,607.24	4.943
25-Mar-06	0.00	na	51,135,740.49	4.491	59,944,436.43	4.943
25-Apr-06	0.00	na	50,125,780.25	4.490	58,766,431.45	4.942
25-May-06	0.00	na	49,135,393.80	4.490	57,611,151.14	4.941
25-Jun-06	0.00	na	48,164,206.76	4.489	56,478,162.64	4.940
25-Jul-06	0.00	na	47,211,851.81	4.488	55,367,041.28	4.940
25-Aug-06	0.00	na	46,277,968.63	4.487	54,277,370.40	4.939
25-Sep-06	0.00	na	45,362,203.71	4.486	53,208,741.21	4.938
25-Oct-06	0.00	na	44,464,210.24	4.486	52,160,752.64	4.937
25-Nov-06	0.00	na	43,583,647.98	4.485	51,133,011.19	4.937
25-Dec-06	0.00	na	42,720,183.17	4.484	50,125,130.81	4.936
25-Jan-07	0.00	na	41,873,488.34	4.483	49,136,732.73	4.935
25-Feb-07	0.00	na	0.00	na	48,167,445.33	4.934
25-Mar-07	0.00	na	0.00	na	47,216,904.02	4.933
25-Apr-07	0.00	na	0.00	na	46,284,751.11	4.932
25-May-07	0.00	na	0.00	na	45,370,635.66	4.933
25-Jun-07	0.00	na	0.00	na	44,474,213.37	4.934
25-Jul-07	0.00	na	0.00	na	43,595,146.43	4.934
25-Aug-07	0.00	na	0.00	na	42,733,103.46	4.934
25-Sep-07	0.00	na	0.00	na	41,887,759.30	4.934
25-Oct-07	0.00	na	0.00	na	41,058,794.97	4.934
25-Nov-07	0.00	na	0.00	na	40,245,897.52	4.935
25-Dec-07	0.00	na	0.00	na	39,448,759.90	4.935

Exhibit I – Yield Maintenance Schedule (cont'd)

Date	2-year Hybrid Notional	2-year Hybrid Strike Rate	3-year Hybrid Notional	3-year Hybrid Strike Rate	5-Year Hybrid Notional	5-Year Hybrid Strike Rate
25-Jan-08	$0.00	na	$0.00	na	$38,667,080.90	4.935%
25-Feb-08	0.00	na	0.00	na	37,900,565.00	4.935
25-Mar-08	0.00	na	0.00	na	37,148,922.26	4.935
25-Apr-08	0.00	na	0.00	na	36,411,868.23	4.936
25-May-08	0.00	na	0.00	na	35,689,123.88	4.936
25-Jun-08	0.00	na	0.00	na	34,980,415.41	4.936
25-Jul-08	0.00	na	0.00	na	34,285,474.25	4.936
25-Aug-08	0.00	na	0.00	na	33,604,036.89	4.936
25-Sep-08	0.00	na	0.00	na	32,935,844.82	4.937
25-Oct-08	0.00	na	0.00	na	32,280,644.43	4.937
25-Nov-08	0.00	na	0.00	na	31,638,186.91	4.937
25-Dec-08	0.00	na	0.00	na	31,008,228.18	4.937
25-Jan-09	0.00	na	0.00	na	30,390,528.76	4.938
25-Feb-09	0.00	na	0.00	na	0.00	na

Exhibit II – Collateral Characteristics

Credit Score Distribution of the Group I

Credit Score Range	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
620 - 639	41	$ 6,219,169	4.55 %	$ 151,687	85.27 %
640 - 659	43	5,735,628	4.19	133,387	84.79
660 - 679	63	9,276,655	6.78	147,248	80.21
680 - 699	141	25,668,329	18.76	182,045	76.55
700 - 719	149	26,809,642	19.60	179,930	76.86
720 - 739	156	27,172,360	19.86	174,182	79.29
740 - 759	102	17,253,439	12.61	169,151	77.02
760 or Greater	111	18,653,793	13.64	168,052	77.75
Total	806	$ 136,789,015	100.00 %	$ 169,713	78.37 %

As of the cut-off date, the weighted average credit score of the Group I Loans will be approximately 714.

Original Mortgage Loan Principal Balances of the Group I Loans

Original Principal Balance ($)	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 - 100,000	160	$ 12,451,773	9.10 %	$ 77,824	706	78.19 %
100,001 - 200,000	371	53,417,580	39.05	143,983	714	80.34
200,001 - 300,000	231	57,005,014	41.67	246,775	717	76.69
300,001 - 400,000	44	13,914,649	10.17	316,242	711	77.84
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

Net Mortgage Rates of the Group I Loans

Net Mortgage Interest Rates (%)	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.500 - 3.999	1	$ 287,581	0.21 %	$ 287,581	709	80.00 %
4.000 - 4.499	102	17,763,180	12.99	174,149	719	76.31
4.500 - 4.999	243	44,201,306	32.31	181,898	716	76.42
5.000 - 5.499	334	55,295,385	40.42	165,555	714	79.31
5.500 - 5.999	122	18,534,315	13.55	151,921	709	81.87
6.000 - 6.499	4	707,248	0.52	176,812	684	85.67
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

As of the cut-off date, the weighted average Net Mortgage Rate of the Group I Loans will be approximately 5.041% per annum.

Exhibit II – Collateral Characteristics (cont'd)

Mortgage Rates of the Mortgage Loans as of the Cut-Off Date in Group I

Mortgage Interest Rates (%)	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.000 - 4.499	4	$ 866,861	0.63 %	$ 216,715	717	72.54 %
4.500 - 4.999	163	28,317,561	20.70	173,727	724	75.96
5.000 - 5.499	265	48,034,563	35.12	181,263	713	77.35
5.500 - 5.999	297	47,796,237	34.94	160,930	714	79.96
6.000 - 6.499	76	11,659,842	8.52	153,419	706	82.11
6.500 - 6.999	1	113,952	0.08	113,952	669	95.00
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

As of the cut-off date, the weighted average Mortgage Rate of the Group I Loans will be approximately 5.341% per annum.

Original Loan-to-Value Ratios* in Group I

Loan-to-Value Ratios(%)	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	28	$ 4,065,406	2.97 %	$ 145,193	732
50.01 - 55.00	15	2,965,406	2.17	197,694	726
55.01 - 60.00	15	2,855,221	2.09	190,348	723
60.01 - 65.00	27	4,353,581	3.18	161,244	722
65.01 - 70.00	50	9,232,295	6.75	184,646	712
70.01 - 75.00	89	16,416,774	12.00	184,458	718
75.01 - 80.00	337	60,946,316	44.55	180,850	715
80.01 - 85.00	39	7,021,595	5.13	180,041	695
85.01 - 90.00	131	17,480,736	12.78	133,441	712
90.01 - 95.00	70	10,679,488	7.81	152,564	700
95.01 - 100.00	5	772,198	0.56	154,440	759
Total	806	$ 136,789,015	100.00 %	$ 169,713	714

The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 78.37%.

Geographic Distribution* of the Mortgage Properties in Group I Loans

Geographic Distribution	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	145	$ 31,737,664	23.20 %	$ 218,880	718	74.93 %
Florida	59	9,750,926	7.13	165,270	722	81.53
Colorado	61	9,608,750	7.02	157,520	709	80.48
Michigan	57	9,066,953	6.63	159,069	720	78.57
Washington	49	8,968,766	6.56	183,036	708	73.04
Illinois	37	6,699,011	4.90	181,054	716	77.03
Texas	44	5,383,521	3.94	122,353	721	79.74
Oregon	24	4,219,413	3.08	175,809	713	76.83
Utah	25	4,153,803	3.04	166,152	726	80.85
Other (37 States)	305	47,200,209	34.51	154,755	709	80.52
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

"Other" includes states and the District of Columbia with under 3% concentrations individually

Exhibit II – Collateral Characteristics (cont'd)

Loan Purpose of the Mortgage Loans in Group I

Loan Purpose	Number of Mortgage Loans		Principal Balance	% of Group I Loans			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	
Equity Refinance	294	$	50,711,562	37.07	%	$	172,488	705	76.06	%
Purchase	331		54,147,024	39.58			163,586	730	81.30	
Rate / Term Refinance	181		31,930,429	23.34			176,411	703	77.06	
Total	806	$	136,789,015	100.00	%	$	169,713	714	78.37	%

Mortgage Loan Documentation Type of the Mortgage Loans in Group I

Documentation Type	Number of Mortgage Loans		Principal Balance	% of Group I Loans			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	
Full Documentation	347	$	51,523,064	37.67	%	$	148,481	699	83.10	%
Reduced Documentation	459		85,265,951	62.33			185,765	723	75.51	
Total	806	$	136,789,015	100.00	%	$	169,713	714	78.37	%

Occupancy Status of Mortgage Properties in Group I

Occupancy Status	Number of Mortgage Loans		Principal Balance	% of Group I Loans			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	
Non-Owner Occupied	296	$	44,805,194	32.75	%	$	151,369	727	78.66	%
Primary Residence	492		87,959,945	64.30			178,780	706	78.36	
Second Home/Vacation	18		4,023,877	2.94			223,549	739	75.26	
Total	806	$	136,789,015	100.00	%	$	169,713	714	78.37	%

Property Types of the Mortgage Properties in Group I

Property Type	Number of Mortgage Loans		Principal Balance	% of Group I Loans			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	
2-4 Family	91	$	15,913,530	11.63	%	$	174,874	724	78.28	%
Condotel-High (9+)	2		336,411	0.25			168,206	772	61.32	
Condotel-Low(1-4)	2		534,164	0.39			267,082	754	60.46	
High-Condo(9+)	1		160,896	0.12			160,896	684	75.00	
Low_Condo(1-4)	67		9,746,040	7.12			145,463	723	80.08	
Mid-Condo(5-8)	3		451,282	0.33			150,427	726	85.21	
PUD Attached	32		5,098,444	3.73			159,326	706	81.39	
PUD Detached	99		18,219,427	13.32			184,035	720	79.60	
Single Family	501		84,948,139	62.10			169,557	710	77.98	
Townhouse	8		1,380,682	1.01			172,585	690	73.21	
Total	806	$	136,789,015	100.00	%	$	169,713	714	78.37	%

Exhibit II – Collateral Characteristics (cont'd)

Note Margins of the Group I Loans

Note Margin (%)	Number of Mortgage Loans		Principal Balance	% of Group I Loans			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	
3.250	806	$	136,789,015	100.00	%	$	169,713	714	78.37	%
Total	806	$	136,789,015	100.00	%	$	169,713	714	78.37	%

As of the cut-off date, the weighted average note margin of the Group I Loans will be approximately 3.25% per annum.

Maximum Lifetime Morgage Rate of the Mortgage Loans in Group 1

Maximum Mortgage Rate (%)	Number of Mortgage Loans		Principal Balance	% of Group I Loans			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	
9.000-9.999	6	$	1,043,844	0.76	%	$	173,974	751	78.28	%
10.000-10.999	452		79,346,539	58.01			175,545	719	76.50	
11.000-11.999	340		54,987,487	40.20			161,728	708	80.98	
12.000-12.999	6		913,859	0.67			152,310	707	83.98	
15.000 - 15.999	2		497,287	0.36			248,643	690	77.81	
Total	806	$	136,789,015	100.00	%	$	169,713	714	78.37	%

As of the cut-off date, the weighted average maximum mortgage rate of the Group I Loans will be approximately 10.895% per annum.

Minimum Lifetime Morgage Rate of the Mortgage Loans in Group 1

Minimum Mortgage Rate (%)	Number of Mortgage Loans		Principal Balance	% of Group I Loans			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	
3.000-3.999	789	$	134,271,695	98.16	%	$	170,180	714	78.24	%
4.000-4.999	2		419,107	0.31			209,554	703	81.05	
5.000-5.999	10		1,351,478	0.99			135,148	731	85.16	
6.000 - 6.999	5		746,735	0.55			149,347	685	87.52	
Total	806	$	136,789,015	100.00	%	$	169,713	714	78.37	%

As of the cut-off date, the weighted average minimum mortgage rate of the Group I Loans will be approximately 3.294% per annum.

Exhibit II – Collateral Characteristics (cont'd)

Next Interest Rate Adjustment Dates of the Group I Loans

Next Interest Adjustment Date	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
July 2005	1	$ 265,844	0.19 %	$ 265,844	688	80.00 %
September 2005	1	85,007	0.06	85,007	658	95.00
November 2005	8	1,223,035	0.89	152,879	727	78.35
December 2005	37	6,091,923	4.45	164,647	712	82.05
January 2006	43	6,901,707	5.05	160,505	705	82.07
February 2006	31	4,928,452	3.60	158,982	709	82.55
March 2006	9	1,513,500	1.11	168,167	697	81.65
August 2006	1	162,436	0.12	162,436	754	90.00
September 2006	7	1,172,129	0.86	167,447	732	77.86
October 2006	1	172,704	0.13	172,704	723	80.00
November 2006	5	936,669	0.68	187,334	673	83.06
December 2006	47	8,485,824	6.20	180,549	722	76.46
January 2007	136	21,936,617	16.04	161,299	714	77.51
February 2007	94	16,978,801	12.41	180,626	713	77.73
March 2007	14	2,209,825	1.62	157,845	701	77.39
May2008	1	141,199	0.10	141,199	699	80.00
June2008	2	423,553	0.31	211,777	698	80.00
August 2008	3	351,541	0.26	117,180	773	79.93
September 2008	2	454,406	0.33	227,203	673	74.32
October 2008	5	964,252	0.70	192,850	704	68.51
November 2008	4	680,946	0.50	170,236	706	82.43
December 2008	63	11,518,683	8.42	182,836	708	77.78
January 2009	155	26,446,380	19.33	170,622	716	80.08
February 2009	116	19,109,467	13.97	164,737	723	75.69
March 2009	20	3,634,115	2.66	181,706	712	74.63
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

As of the cut-off date, the weighted average months to next interest rate adjustment date of the Group I Loans will be approximately 44.

Index of the Mortgage Loans in Group I

Index	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 Year Libor	659	$ 113,638,456	83.08 %	$ 172,441	716	77.69 %
6 Month Libor	147	23,150,560	16.92	157,487	707	81.67
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

Exhibit II – Collateral Characteristics (cont'd)

Remaining Terms to Stated Maturity of the Mortgage Loans in Group I

Stated Remaining Term	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
351	1	$ 141,199	0.10 %	$ 141,199	699	80.00 %
352	2	423,553	0.31	211,777	698	80.00
353	1	265,844	0.19	265,844	688	80.00
354	4	513,977	0.38	128,494	767	83.11
355	10	1,711,542	1.25	171,154	713	77.77
356	6	1,136,955	0.83	189,493	707	70.26
357	17	2,840,650	2.08	167,097	704	80.89
358	147	26,096,430	19.08	177,527	713	78.35
359	334	55,284,704	40.42	165,523	714	79.31
360	284	48,374,161	35.36	170,332	715	77.29
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

Initial Rate Cap of the Mortgage Loans in Group I

Initial Rate Cap (%)	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1.000	3	$ 589,625	0.43 %	$ 196,542	719	77.70 %
1.750	1	254,721	0.19	254,721	714	85.00
2.000	424	71,345,447	52.16	168,268	713	78.74
2.375	1	64,658	0.05	64,658	717	90.00
3.000	8	841,530	0.62	105,191	715	85.23
5.000	368	63,435,345	46.37	172,379	716	77.79
6.000	1	257,689	0.19	257,689	664	87.00
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

Periodic Rate Cap of the Mortgage Loans in Group I

Periodic Rate Cap (%)	Number of Mortgage Loans	Principal Balance	% of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1.000	147	$ 23,310,215	17.04 %	$ 158,573	707	81.85 %
2.000	659	113,478,800	82.96	172,198	716	77.65
Total	806	$ 136,789,015	100.00 %	$ 169,713	714	78.37 %

Exhibit II – Collateral Characteristics (cont'd)

Credit Score Distribution of the Group II Loans

Credit Score Range	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
620 - 639	2	$ 1,132,823	1.78 %	$ 566,412	72.76 %
640 - 659	6	3,043,126	4.79	507,188	72.51
660 - 679	9	4,307,913	6.79	478,657	74.33
680 - 699	26	11,244,012	17.71	432,462	73.86
700 - 719	27	12,318,991	19.41	456,259	75.18
720 - 739	27	11,602,369	18.28	429,717	78.37
740 - 759	21	9,652,180	15.21	459,628	77.34
760 or Greater	23	10,178,572	16.03	442,547	75.36
Total	141	$ 63,479,985	100.00 %	$ 450,213	75.66 %

As of the cut-off date, the weighted average credit score of the Group II Loans will be approximately 720.

Original Mortgage Loan Principal Balances of the Group II Loans

Original Principal Balance ($)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
300,001 - 400,000	62	$ 22,745,400	35.83 %	$ 366,861	720	77.93 %
400,001 - 500,000	44	19,860,399	31.29	451,373	725	76.84
500,001 - 600,000	20	10,950,757	17.25	547,538	714	74.33
600,001 - 700,000	12	7,619,821	12.00	634,985	733	71.87
700,001 800,000	3	2,303,608	3.63	767,869	658	61.84
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Net Mortgage Rates of the Group II Loans

Net Mortgage Interest Rates (%)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.000 - 4.499	13	$ 5,899,369	9.29 %	$ 453,798	730	75.54 %
4.500 - 4.999	55	25,387,544	39.99	461,592	729	75.90
5.000 - 5.499	55	24,532,454	38.65	446,045	715	75.00
5.500 - 5.999	18	7,660,618	12.07	425,590	696	77.06
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

As of the cut-off date, the weighted average Net Mortgage Rate of the Group II Loans will be approximately 5.025% per annum.

Exhibit II – Collateral Characteristics (cont'd)

Mortgage Rates of the Mortgage Loans as of the Cut-Off Date in Group II

Mortgage Interest Rates (%)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.500 - 4.999	26	$ 12,320,665	19.41 %	$ 473,872	724	73.99 %
5.000 - 5.499	56	24,807,932	39.08	442,999	726	75.82
5.500 - 5.999	46	20,637,023	32.51	448,631	718	76.05
6.000 - 6.499	13	5,714,365	9.00	439,567	692	77.11
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

As of the cut-off date, the weighted average Mortgage Rate of the Group II Loans will be approximately 5.325% per annum.

Original Loan-to-Value Ratios* in Group II

Loan-to-Value Ratios(%)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	3	$ 1,110,769	1.75 %	$ 370,256	735
50.01 - 55.00	3	1,973,375	3.11	657,792	721
55.01 - 60.00	4	2,215,885	3.49	553,971	732
60.01 - 65.00	3	1,633,594	2.57	544,531	693
65.01 - 70.00	12	5,719,815	9.01	476,651	685
70.01 - 75.00	26	12,054,861	18.99	463,649	719
75.01 - 80.00	79	34,563,447	54.45	437,512	725
80.01 - 85.00	1	383,570	0.60	383,570	631
85.01 - 90.00	5	2,022,726	3.19	404,545	735
90.01 - 95.00	5	1,801,943	2.84	360,389	742
Total	141	$ 63,479,985	100.00 %	$ 450,213	720

The weighted average loan-to-value ratio at origination of the Group II Loans will be approximately 75.66%.

Geographic Distribution* of the Mortgage Properties in Group II Loans

Geographic Distribution	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	77	$ 35,763,181	56.34 %	$ 464,457	723	74.06 %
Massachusetts	7	2,863,824	4.51	409,118	713	79.71
Michigan	6	2,631,777	4.15	438,629	703	75.76
Nevada	6	2,346,792	3.70	391,132	723	83.38
Washington	5	1,959,629	3.09	391,926	717	76.65
Other (20 States)	40	17,914,781	28.22	447,870	717	77.06
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

"Other" includes states and the District of Columbia with under 3% concentrations individually

Exhibit II – Collateral Characteristics (cont'd)

Loan Purpose of the Mortgage Loans in Group II

Loan Purpose	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	62	$ 27,178,145	42.81 %	$ 438,357	711	74.94 %
Purchase	50	22,941,552	36.14	458,831	731	77.74
Rate / Term Refinance	29	13,360,288	21.05	460,700	719	73.55
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Mortgage Loan Documentation Type of the Mortgage Loans in Group II

Documentation Type	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	46	$ 20,986,963	33.06 %	$ 456,238	704	77.81 %
Reduced Documentation	95	42,493,022	66.94	447,295	728	74.59
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Occupancy Status of Mortgage Properties in Group II

Occupancy Status	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non_Owner Occupied	9	$ 3,638,086	5.73 %	$ 404,232	725	65.36 %
Primary Residence	130	59,044,466	93.01	454,188	719	76.13
Second Home/Vacation	2	797,433	1.26	398,716	730	87.50
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Property Types of the Mortgage Properties in Group II

Property Type	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2-4 FAMILY	9	$ 3,734,685	5.88 %	$ 414,965	726	73.39 %
LOW-CONDO(1-4)	2	791,858	1.25	395,929	721	87.36
PUD-ATTACHED	1	647,906	1.02	647,906	787	76.00
PUD-DETACHED	27	12,826,705	20.21	475,063	720	75.88
SINGLE FAMILY	100	44,697,068	70.41	446,971	718	75.62
TOWNHOUSE	2	781,764	1.23	390,882	726	72.74
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Exhibit II – Collateral Characteristics (cont'd)

Note Margins of the Group II Loans

Note Margin (%)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.250	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

As of the cut-off date, the weighted average note margin of the Group II Loans will be approximately 3.25% per annum.

Maximum Lifetime Morgage Rate of the Mortgage Loans in Group II

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
9.000-9.999	1	$ 617,240	0.97 %	$ 617,240	716	58.00 %
10.000-10.999	82	36,602,540	57.66	446,372	731	76.63
11.000-11.999	57	25,746,751	40.56	451,697	704	74.67
12.000-12.999	1	513,454	0.81	513,454	745	77.00
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

As of the cut-off date, the weighted average maximum mortgage rate of the Group II Loans will be approximately 10.841% per annum.

Minimum Lifetime Morgage Rate of the Mortgage Loans in Group II

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.000-3.999	140	$ 63,081,403	99.37 %	$ 450,581	720	75.57 %
6.000 - 6.999	1	398,582	0.63	398,582	726	90.00
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

As of the cut-off date, the weighted average minimum mortgage rate of the Group II Loans will be appoximately 3.267% per annum.

Exhibit II – Collateral Characteristics (cont'd)

Next Interest Rate Adjustment Dates of the Group II Loans

Next Interest Adjustment Date	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
December 2005	1	$ 627,772	0.99 %	$ 627,772	733	75.00 %
January 2006	4	1,921,549	3.03	480,387	683	71.63
February 2006	3	1,522,263	2.40	507,421	667	73.63
July 2006	1	534,733	0.84	534,733	741	80.00
December 2006	10	4,860,109	7.66	486,011	726	76.78
January 2007	35	15,814,118	24.91	451,832	712	73.43
February 2007	14	5,972,677	9.41	426,620	728	74.42
March 2007	3	1,509,500	2.38	503,167	732	78.29
August 2008	1	555,444	0.87	555,444	660	80.00
September 2008	1	357,172	0.56	357,172	754	94.00
October 2008	1	397,892	0.63	397,892	725	87.00
November 2008	1	339,646	0.54	339,646	702	75.00
December 2008	20	8,743,809	13.77	437,190	732	78.37
January 2009	25	10,820,105	17.04	432,804	726	77.62
February 2009	18	8,282,199	13.05	460,122	718	74.80
March 2009	3	1,221,000	1.92	407,000	757	68.31
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

As of the cut-off date, the weighted average months to next interest rate adjustment date of the Group I Loans will be approximately 46.

Index of the Mortgage Loans in Group II

Index	Number of Mortgage Loans	Aggregate Scheduled Principal Balance Outstanding as of Cut-off Date	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 Year Libor	125	$ 55,780,662	87.87 %	$ 446,245	722	75.86 %
6 Month Libor	16	7,699,323	12.13	481,208	702	74.17
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Remaining Terms to Stated Maturity of the Mortgage Loans in Group II

Stated Remaining Term	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
353	1	$ 534,733	0.84 %	$ 534,733	741	80.00 %
354	1	555,444	0.87	555,444	660	80.00
355	1	357,172	0.56	357,172	754	94.00
356	1	397,892	0.63	397,892	725	87.00
357	1	339,646	0.54	339,646	702	75.00
358	31	14,231,689	22.42	459,087	730	77.68
359	64	28,555,771	44.98	446,184	715	74.90
360	41	18,507,638	29.16	451,406	720	74.44
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Exhibit II – Collateral Characteristics (cont'd)

Initial Rate Cap of the Mortgage Loans in Group II

Initial Rate Cap (%)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1.000	1	$ 517,321	0.81 %	$ 517,321	702	80.00 %
2.000	71	32,675,407	51.47	460,217	715	74.29
5.000	69	30,287,257	47.71	438,946	725	77.06
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Periodic Rate Cap of the Mortgage Loans in Group II

Periodic Rate Cap (%)	Number of Mortgage Loans	Principal Balance	% of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1.000	17	$ 8,069,190	12.71 %	$ 474,658	703	74.43 %
2.000	124	55,410,795	87.29	446,861	722	75.84
Total	141	$ 63,479,985	100.00 %	$ 450,213	720	75.66 %

Exhibit II – Collateral Characteristics (cont'd)

Credit Score Distribution of the Total

Credit Score Range	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Loan-to-Value Ratio
620 - 639	43	$ 7,351,992	3.67 %	$ 170,977	83.34 %
640 - 659	49	8,778,755	4.38	179,158	80.53
660 - 679	72	13,584,568	6.78	188,675	78.35
680 - 699	167	36,912,340	18.43	221,032	75.73
700 - 719	176	39,128,633	19.54	222,322	76.33
720 - 739	183	38,774,729	19.36	211,884	79.01
740 - 759	123	26,905,618	13.43	218,745	77.14
760 or Greater	134	28,832,365	14.40	215,167	76.91
Total	947	$ 200,269,000	100.00 %	$ 211,477	77.51 %

As of the cut-off date, the weighted average credit score of the Total Loans will be approximately 716.

Original Mortgage Loan Principal Balances of the Total

Original Principal Balance ($)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 - 100,000	160	$ 12,451,773	6.22 %	$ 77,824	706	78.19 %
100,001 - 200,000	371	53,417,580	26.67	143,983	714	80.34
200,001 - 300,000	231	57,005,014	28.46	246,775	717	76.69
300,001 - 400,000	106	36,660,049	18.31	345,850	716	77.90
400,001 - 500,000	44	19,860,399	9.92	451,373	725	76.84
500,001 - 600,000	20	10,950,757	5.47	547,538	714	74.33
600,001 - 700,000	12	7,619,821	3.80	634,985	733	71.87
700,001 - 800,000	3	2,303,608	1.15	767,869	658	61.84
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

Net Mortgage Rates of the Total Loans

Net Mortgage Interest Rates (%)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.500 - 3.999	1	$ 287,581	0.14 %	$ 287,581	709	80.00 %
4.000 - 4.499	115	23,662,549	11.82	205,761	722	76.12
4.500 - 4.999	298	69,588,850	34.75	233,520	721	76.23
5.000 - 5.499	389	79,827,839	39.86	205,213	714	77.98
5.500 - 5.999	140	26,194,933	13.08	187,107	705	80.46
6.000 - 6.499	4	707,248	0.35	176,812	684	85.67
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

As of the cut-off date, the weighted average Net Mortgage Rate of the TotalLoans will be approximately 5.036% per annum.

Exhibit II – Collateral Characteristics (cont'd)

Mortgage Rates of the Mortgage Loans as of the Cut-Off Date in Total

Mortgage Interest Rates (%)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.000 - 4.499	4	$ 866,861	0.43 %	$ 216,715	717	72.54 %
4.500 - 4.999	189	40,638,226	20.29	215,017	722	75.37
5.000 - 5.499	321	72,842,495	36.37	226,924	717	76.83
5.500 - 5.999	343	68,433,259	34.17	199,514	715	78.78
6.000 - 6.499	89	17,374,207	8.68	195,216	701	80.47
6.500 - 6.999	1	113,952	0.06	113,952	669	95.00
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

As of the cut-off date, the weighted average Mortgage Rate of the Total Loans will be approximately 5.336% per annum.

Original Loan-to-Value Ratios* in Total

Loan-to-Value Ratios(%)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score
0.01 - 50.00	31	$ 5,176,175	2.58 %	$ 166,973	732
50.01 - 55.00	18	4,938,781	2.47	274,377	724
55.01 - 60.00	19	5,071,106	2.53	266,900	727
60.01 - 65.00	30	5,987,175	2.99	199,572	714
65.01 - 70.00	62	14,952,110	7.47	241,163	702
70.01 - 75.00	115	28,471,635	14.22	247,579	718
75.01 - 80.00	416	95,509,763	47.69	229,591	719
80.01 - 85.00	40	7,405,164	3.70	185,129	692
85.01 - 90.00	136	19,503,462	9.74	143,408	715
90.01 - 95.00	75	12,481,431	6.23	166,419	706
95.01 - 100.00	5	772,198	0.39	154,440	759
Total	947	$ 200,269,000	100.00 %	$ 211,477	716

The weighted average loan-to-value ratio at origination of the Total Loans will be approximately 77.51%.

Geographic Distribution* of the Mortgage Properties in Total

Geographic Distribution	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	222	$ 67,500,845	33.71 %	$ 304,058	721	74.47 %
Michigan	63	11,698,730	5.84	185,694	716	77.94
Florida	62	10,988,193	5.49	177,229	724	81.36
Washington	54	10,928,394	5.46	202,378	710	73.69
Colorado	62	10,126,071	5.06	163,324	708	80.45
Illinois	41	8,443,095	4.22	205,929	720	76.30
Texas	48	7,028,826	3.51	146,434	726	79.08
Nevada	28	6,369,087	3.18	227,467	725	81.31
Massachusetts	21	6,155,408	3.07	293,115	716	74.80
Other (37 States)	346	61,030,351	30.47	176,388	709	80.15
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

"Other" includes states and the District of Columbia with under 3% concentrations individually.

Exhibit II – Collateral Characteristics (cont'd)

Loan Purpose of the Mortgage Loans in Total

Loan Purpose	Number of Mortgage Loans		Principal Balance	% of Total			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	356	$	77,889,707	38.89	%	$	218,791	707	75.67 %
Purchase	381		77,088,576	38.49			202,332	730	80.24
Rate / Term Refinance	210		45,290,717	22.61			215,670	708	76.03
Total	947	$	200,269,000	100.00	%	$	211,477	716	77.51 %

Mortgage Loan Documentation Type of the Mortgage Loans in Total

Documentation Type	Number of Mortgage Loans		Principal Balance	% of Total			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	393	$	72,510,027	36.21	%	$	184,504	700	81.57 %
Reduced Documentation	554		127,758,973	63.79			230,612	725	75.20
Total	947	$	200,269,000	100.00	%	$	211,477	716	77.51 %

Occupancy Status of Mortgage Properties in Total

Occupancy Status	Number of Mortgage Loans		Principal Balance	% of Total			Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non-Owner Occupied	305	$	48,443,280	24.19	%	$	158,830	727	77.67 %
Primary Residence	622		147,004,410	73.40			236,341	712	77.46
Second Home/Vacation	20		4,821,310	2.41			241,065	738	77.29
Total	947	$	200,269,000	100.00	%	$	211,477	716	77.51 %

Exhibit II – Collateral Characteristics (cont'd)

Property Types of the Mortgage Properties in Total

Property Type	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2-4 Family	100	$ 19,648,215	9.81 %	$ 196,482	725	77.35 %
Condotel-High (9+)	2	336,411	0.17	168,206	772	61.32
Condotel-Low(1-4)	2	534,164	0.27	267,082	754	60.46
High-Condo(9+)	1	160,896	0.08	160,896	684	75.00
Low_Condo(1-4)	69	10,537,898	5.26	152,723	723	80.62
Mid-Condo(5-8)	3	451,282	0.23	150,427	726	85.21
PUD Attached	33	5,746,349	2.87	174,132	715	80.78
PUD Detached	126	31,046,132	15.50	246,398	720	78.06
Single Family	601	129,645,206	64.74	215,716	713	77.17
Townhouse	10	2,162,446	1.08	216,245	703	73.04
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

Note Margins of the Total

Note Margin (%)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.250	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

As of the cut-off date, the weighted average note margin of the Total Loans will be approximately 3.25% per annum.

Maximum Lifetime Morgage Rate of the Mortgage Loans in Total

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
9.000-9.999	7	$ 1,661,084	0.83 %	$ 237,298	738	70.74 %
10.000-10.999	534	115,949,079	57.90	217,133	722	76.54
11.000-11.999	397	80,734,237	40.31	203,361	706	78.96
12.000-12.999	7	1,427,313	0.71	203,902	721	81.47
15.000 -15.999	2	497,287	0.25	248,643	690	77.81
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

As of the cut-off date, the weighted average maximum mortgage rate of the Total Loans will be approximately 10.878% per annum.

Exhibit II – Collateral Characteristics (cont'd)

Minimum Lifetime Morgage Rate of the Mortgage Loans in Total

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
3.000-3.999	929	$ 197,353,097	98.54 %	$ 212,436	716	77.39 %
4.000-4.999	2	419,107	0.21	209,554	703	81.05
5.000-5.999	10	1,351,478	0.67	135,148	731	85.16
6.000 - 6.999	6	1,145,318	0.57	190,886	699	88.39
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

As of the cut-off date, the weighted average minimum mortgage rate of the Total Loans will be approximately 3.285% per annum.

Next Interest Rate Adjustment Dates of theTotal

Next Interest Adjustment Date	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
July 2005	1	$ 265,844	0.13 %	$ 265,844	688	80.00 %
September 2005	1	85,007	0.04	85,007	658	95.00
November 2005	8	1,223,035	0.61	152,879	727	78.35
December 2005	38	6,719,695	3.36	176,834	714	81.39
January 2006	47	8,823,256	4.41	187,729	700	79.79
February 2006	34	6,450,715	3.22	189,727	699	80.45
March 2006	9	1,513,500	0.76	168,167	697	81.65
July 2006	1	534,733	0.27	534,733	741	80.00
August 2006	1	162,436	0.08	162,436	754	90.00
September 2006	7	1,172,129	0.59	167,447	732	77.86
October 2006	1	172,704	0.09	172,704	723	80.00
November 2006	5	936,669	0.47	187,334	673	83.06
December 2006	57	13,345,932	6.66	234,139	723	76.58
January 2007	171	37,750,735	18.85	220,765	713	75.80
February 2007	108	22,951,478	11.46	212,514	717	76.87
March 2007	17	3,719,325	1.86	218,784	713	77.75
May2008	1	141,199	0.07	141,199	699	80.00
June2008	2	423,553	0.21	211,777	698	80.00
August 2008	4	906,985	0.45	226,746	704	79.97
September 2008	3	811,578	0.41	270,526	709	82.98
October 2008	6	1,362,144	0.68	227,024	710	73.91
November 2008	5	1,020,592	0.51	204,118	705	79.96
December 2008	83	20,262,492	10.12	244,126	718	78.03
January 2009	180	37,266,485	18.61	207,036	719	79.36
February 2009	134	27,391,666	13.68	204,415	721	75.42
March 2009	23	4,855,115	2.42	211,092	723	73.04
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

As of the cut-off date, the weighted average months to next interest rate adjustment date of the Total Loans will be approximately 45.

Exhibit II – Collateral Characteristics (cont'd)

Index of the Mortgage Loans in Total

Index	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 Year Libor	784	$ 169,419,118	84.60 %	$ 216,096	718	77.09 %
6 Month Libor	163	30,849,882	15.40	189,263	706	79.80
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

Remaining Terms to Stated Maturity of the Mortgage Loans in Total

Stated Remaining Term	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
351	1	$ 141,199	0.07 %	$ 141,199	699	80.00 %
352	2	423,553	0.21	211,777	698	80.00
353	2	800,577	0.40	400,288	723	80.00
354	5	1,069,421	0.53	213,884	711	81.50
355	11	2,068,714	1.03	188,065	720	80.58
356	7	1,534,847	0.77	219,264	712	74.60
357	18	3,180,296	1.59	176,683	704	80.26
358	178	40,328,119	20.14	226,562	719	78.11
359	398	83,840,475	41.86	210,654	714	77.81
360	325	66,881,799	33.40	205,790	717	76.50
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

Exhibit II – Collateral Characteristics (cont'd)

Initial Rate Cap of the Mortgage Loans in Total

Initial Rate Cap (%)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1.000	4	$ 1,106,945	0.55 %	$ 276,736	711	78.78 %
1.750	1	254,721	0.13	254,721	714	85.00
2.000	495	104,020,855	51.94	210,143	713	77.34
2.375	1	64,658	0.03	64,658	717	90.00
3.000	8	841,530	0.42	105,191	715	85.23
5.000	437	93,722,602	46.80	214,468	719	77.55
6.000	1	257,689	0.13	257,689	664	87.00
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

Periodic Rate Cap of the Mortgage Loans in Total

Periodic Rate Cap (%)	Number of Mortgage Loans	Principal Balance	% of Total	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1.000	164	$ 31,379,405	15.67 %	$ 191,338	706	79.94 %
2.000	783	168,889,595	84.33	215,696	718	77.06
Total	947	$ 200,269,000	100.00 %	$ 211,477	716	77.51 %

Exhibit III – Price/Yield(%)

Class A-I
to Call

100-00	5% CPR	10% CPR	20% CPR	25% CPR	35% CPR	50% CPR	70% CPR
Yield	1.37	1.37	1.37	1.37	1.37	1.37	1.37
WAL	10.55	6.79	3.63	2.88	1.95	1.20	0.71
Prin. Start	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004
Prin. End	11/25/2027	4/25/2021	9/25/2013	10/25/2011	5/25/2009	6/25/2007	2/25/2006

Class A-II
to Call

100-00	5% CPR	10% CPR	20% CPR	25% CPR	35% CPR	50% CPR	70% CPR
Yield	1.40	1.40	1.40	1.40	1.40	1.40	1.40
WAL	10.55	6.80	3.63	2.88	1.95	1.20	0.71
Prin. Start	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004
Prin. End	11/25/2027	4/25/2021	9/25/2013	10/25/2011	5/25/2009	6/25/2007	2/25/2006

Class M-1
to Call

100-00	5% CPR	10% CPR	20% CPR	25% CPR	35% CPR	50% CPR	70% CPR
Yield	1.61	1.61	1.61	1.61	1.61	1.61	1.61
WAL	17.33	11.50	6.21	5.01	3.82	3.24	1.90
Prin. Start	11/25/2013	11/25/2009	4/25/2007	4/25/2007	5/25/2007	6/25/2007	2/25/2006
Prin. End	11/25/2027	4/25/2021	9/25/2013	10/25/2011	5/25/2009	6/25/2007	2/25/2006

Class M-2
to Call

100-00	5% CPR	10% CPR	20% CPR	25% CPR	35% CPR	50% CPR	70% CPR
Yield	2.11	2.11	2.11	2.11	2.11	2.11	2.11
WAL	17.08	11.24	6.05	4.87	3.69	3.19	1.90
Prin. Start	11/25/2013	11/25/2009	4/25/2007	4/25/2007	4/25/2007	4/25/2007	2/25/2006
Prin. End	11/25/2027	4/25/2021	9/25/2013	10/25/2011	5/25/2009	6/25/2007	2/25/2006

Class M-3
to Call

100-00	5% CPR	10% CPR	20% CPR	25% CPR	35% CPR	50% CPR	70% CPR
Yield	2.61	2.61	2.61	2.61	2.61	2.61	2.61
WAL	14.02	8.70	4.58	3.76	3.13	3.07	1.90
Prin. Start	11/25/2013	11/25/2009	4/25/2007	4/25/2007	4/25/2007	4/25/2007	2/25/2006
Prin. End	6/25/2023	11/25/2016	1/25/2011	8/25/2009	12/25/2007	4/25/2007	2/25/2006

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

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